WRITTEN RESPONSES TO STAFF COMMENTS
APRIL 30, 2009
     En Pointe Technologies, Inc., a Delaware corporation (the “Company”), in connection with the filing of its (i) Amendment No. 1 to Proxy Statement on Schedule 14A (as originally filed on March 27, 2009, the “Proxy Statement”) (“Amendment No. 1 to Proxy”), (ii) Amendment No. 2 to Annual Report on Form 10-K for the Fiscal Year Ended September 30, 2008, (iii) Amendment No. 1 to Current Report on Form 8-K (originally filed on March 17, 2009), and (iv) Amendment No. 2 to Schedule 13E-3, hereby responds to the comments of the Staff of the SEC (the “Staff”) made by letter dated April 24, 2009 to Marc G. Alcser of Stradling Yocca Carlson & Rauth which are keyed to correspond to the comments made in such letter. Each response is preceded by a reproduction of the corresponding Staff comment. For your ease of reference, the Company has forwarded a copy of Amendment No. 1 to Proxy marked to show changes against the Proxy Statement. Except as otherwise noted, page references in the Company’s responses below correspond to pages in Amendment No. 1 to Proxy.
Schedule 14A
1.	Please confirm that you will post your proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission’s EDGAR website) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials. Refer to Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf.

Response 1. The Company supplementally confirms to the Staff that it will post its proxy materials on a publicly-accessible Internet website (other than the SEC’s EDGAR website). The Company has revised its Notice of Special Meeting of Stockholders to inform its record holders that the proxy materials are available on the Internet and to provide a link to the Internet website where the proxy materials may be reviewed.

2.	Please mark your preliminary proxy statement and form of proxy as “preliminary,” in accordance with Rule 14a-6(e) under the Exchange Act.

Response 2. The Company has marked the preliminary proxy statement, the form of proxy, the letter to stockholders and the Notice of Special Meeting of Stockholders included in Amendment No. 1 to proxy with the legend “Preliminary Copy” in accordance with the requirements of Rule 14a-6(e) under the Exchange Act.
Summary Term Sheet
3.	Please revise your summary and Questions and Answers sections to delete duplicative disclosure and to provide only material information. For further guidance, see Item 1001 of Regulation M-A.

Response 3. The Company has revised the “Summary Term Sheet” and “Questions and Answers about the Merger and the Special Meeting” sections of Amendment No. 1 to Proxy set forth on pages 1 through 9 to delete duplicative disclosure and ensure that it is only providing material information in accordance with Item 1001 of Regulation M-A.

4.	You state on page 1 that you refer to Parent, Merger Sub and Mr. and Mrs. Din and their adult children, Mediha Din and Ali Din, and each of their respective affiliates, collectively, as the “continuing stockholders.” Please clarify the statement so the reference to “continuing stockholders” is used consistently throughout the filing. For example, on page 2 you refer to the “continuing stockholders’ ownership of Parent and beneficial ownership of Merger Sub.” Also, please confirm that you have disclosed all of the affiliates of the continuing stockholders.

Response 4. The Company has revised its disclosure in Amendment No. 1 to Proxy and Amendment No. 2 to Schedule 13E-3 to indicate that shares of Company common stock are held of record by trusts of which each of Mediha Din and Ali Din are the sole beneficiaries. The Company supplementally advises the Staff that Mediha Din and Ali Din do not directly own any shares of Company common stock. In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 1 to Proxy to distinguish where appropriate, including in connection with statements regarding ownership of Parent and beneficial ownership of Merger Sub, between the “Din Family Members” (consisting of Mr. and Mrs. Din and the trusts holding shares of Company common stock for the benefit of Mediha Din and Ali Din, and each of their respective affiliates) and the “continuing stockholders” (consisting of Parent, Merger Sub and the Din Family Members, and each of their respective affiliates). The Company supplementally advises the Staff that it has disclosed all of the affiliates of the continuing stockholders in Amendment No. 1 to Proxy.
Questions and Answers About the Merger and the Special Meeting, page 7
How do I vote? page 9
5.	Please clarify in this section that stockholders may also vote their shares in person at the special meeting as an alternative to submitting a proxy card.

Response 5. The Company has revised the disclosure in Amendment No. 1 to Proxy on page 8 to clarify that stockholders may vote their shares in person at the special meeting as an alternative to submitting a proxy card.
Can I vote by telephone or electronically?, page 10
6.	You have made provision for stockholders to vote by telephone and/or using the Internet, but neither your proxy statement nor your proxy card contain instructions on how to vote by these means. Please disclose the Internet voting procedures in the filing and revise the proxy card. See Item N.17 of the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations on Proxy Rules and Schedule 14A, which can be found on our website at www.sec.gov.

Response 6. The Company has revised the disclosure in Amendment No. 1 to Proxy on page 71 and the proxy card to provide instructions for how to vote by telephone and/or by using the Internet.
Do stockholders have appraisal rights?, page 11
7.	Please clarify in this section and on page 80 that stockholders must continue to hold their shares until the consummation of the merger in order to exercise appraisal rights under Delaware General Corporation Law.

Response 7. The Company has revised the disclosures in Amendment No. 1 to Proxy on pages 2, 5, 8, 74 and 92 to clarify that the Company’s stockholders must hold their Company shares until consummation of the merger in order to exercise appraisal rights under Delaware law.
Special Factors, page 12
Background of the Merger, page 12
8.	Please describe the duties of the special committee, the scope of its authority, and the period during which it served.

Response 8. The Company has revised the disclosure in Amendment No. 1 to Proxy on Page 11 to include additional detail regarding the duties of the special committee, the scope of its authority, and the period during which it served.

9.	We note the disclosure at the bottom of page 12 that Mr. Din believed he was “best positioned to present the most attractive acquisition alternative” to the company. Given that this proposal appears to have been the only one considered by the company, please clarify your disclosure.

Response 9. The Company has revised the disclosure in Amendment No. 1 to Proxy on beginning on page 10 to provide the reasons why Mr. Din offered his personal opinion to the Company’s board of directors that he believed he was in the best position to lead a transaction to acquire the Company.

10.	Please advise us as to the reasons that led to the resignation of Mansoor Shah, M.D. from the special committee and whether the personal reasons for his departure were related to the transaction. Also tell us why the board chose not to replace Dr, Shah and instead decrease the number of special committee members from three to two.

Response 10. The Company supplementally advises the Staff that Dr. Shah’s resignation was not related to the transaction. Dr. Shah and his family maintain close personal relationships with Mr. Din and his family. The two families have vacationed together and are jointly involved in community — based projects and services unrelated to the Company and this transaction. After agreeing to serve on the special committee, Dr. Shah soon thereafter had second thoughts and informed the other members of the special committee of his hesitancy to serve. Specifically, he informed the other members of the special committee that he did not want his personal friendship with Mr. Din and his relationship with the other members of the

Din family to in any way diminish the independence and objectivity of the special committee. He also indicated that he was very busy professionally and may not have sufficient time to devote to this matter. Given that the special committee had not yet commenced its work (except for brief meetings with prospective professional advisors), and with due respect for Dr. Shah and his views, the members of the special committee reluctantly agreed to accept Dr. Shah’s resignation. Dr. Shah was not replaced on the special committee inasmuch as none of the remaining directors were considered independent for purposes of this transaction.

11.	We note your brief disclosure of the FMV Opinions presentation on September 25, 2008 and similar description with respect to the Janney Montgomery presentation on October 31, 2008. Please ensure that the filing persons have described in their disclosure, in sufficient detail, and filed as exhibits all materials prepared by FMV Opinions, Inc. in connection with its fairness opinion and Janney Montgomery, including draft opinions, reports or appraisals provided to your board of directors and any summaries of presentations made to your board of directors, such as the financial, economic and market data and discount studies. This requirement applies to both preliminary and final reports, and would, for example, include FMV Opinion’s board presentation on September 25, 2008 as well as the one on March 11, 2009 and Janney Montgomery’s presentations on October 31 and December 24, 2008. To the extent the materials listed above differ from the opinions, reports or appraisals delivered to the special committee or board of directors or other filing persons, please describe them in your disclosure. See Item 1016(c) of Regulation M-A.

Response 11. The Company supplementally advises the Staff that the additional materials prepared by FMV Opinions, Inc. (“FMV”) in connection with its fairness opinion and provided to the special committee, as well as the materials prepared and presented to the special committee by FMV in connection with its presentations to the special committee on September 25, 2008 and February 2, 2009, and the materials prepared and presented to the special committee by Janney Montgomery Scott LLC (“JMS”) in connection with its presentations to the special committee on October 31 and December 24, 2008, are being filed concurrently herewith as exhibits to Amendment No. 2 to Schedule 13E-3. Additionally, the Company has revised the disclosure in Amendment No. 1 to Proxy on page 50 to include additional detail regarding the JMS presentations to the special committee. The Company has also added disclosures in Amendment No. 1 to Proxy on pages 14, 15 and 17 to describe the differences among the various FMV materials presented to the special committee.

12.	Please explain the revisions that FMV Opinions made on November 10, 2008 to its indicative valuation range such that it changed from $2.80-$3.90 to $3.10-$4.38.

Response 12. The Company has revised the disclosure in Amendment No . 1 to Proxy on page 14 to indicate that FMV revised its indicative valuation range on November 10, 2008 after the board meeting on that date to include the impact of approximately $3.4 million owed to the Company by EPGS which FMV had not considered in the $2.80 - $3.90 indicative value range delivered to the board earlier that day.

13.	We note that the company did not discuss the possibility of “go shop” period until February 2009 even though Mr. Din appears to have provided his initial indication of interest in August 2008. Please revise your disclosure to explain.

Response 13. The Company respectfully advises the Staff that the Company and Mr. Din discussed the possibility of a “go shop” period as early as August 2008, including on October 3, 2008 and October 7, 2008, as indicated in the Amendment No. 1 to Proxy on pages 12 and 13. Additionally, the Company has revised the disclosure in Amendment No. 1 to Proxy on page 11 to disclose that Mr. Din indicated that he would be willing to consider a “go shop” period when he expressed his initial interest in acquiring the Company on August 2, 2008.

14.	We note the entry for March 10, 2009 in which you disclose that FMV Opinions indicated it may be able to provide a fairness opinion given the price of $2.50/share. We also note prior similar disclosure. Please revise to clarify whether the special committee attempted to obtain the best possible price for the company’s security holders or was simply trying to obtain a price that would allow a financial advisor to issue a fairness opinion.

Response 14. The Company has revised the disclosure in Amendment No. 1 to Proxy on page 16 to clarify that the special committee took action with a view to obtaining the best possible price for the stockholders.

15.	Please update your disclosure with respect to the go shop period that began on March 11, 2009.

Response 15. The Company has updated its disclosure in Amendment No. 1 to Proxy on pages 7, 17, 48, and 80 regarding the “go shop” period that began on March 11, 2009 and ended on April 10, 2009.
Reasons for the Merger; Recommendation of the Special Committee and of our Board of Directors, Fairness of the Merger, page 19
16.	Please provide disclosure that explains why the company is undertaking the going private transaction at this time, See Item 1013(c) of Regulation M-A.

Response 16. The Company has revised the disclosure in Amendment No. 1 to Proxy on page 19 to explain why it is undertaking a going private transaction at this time.

17.	Item 1014(a) of Regulation M-A requires that each filing person make a fairness determination with respect to the unaffiliated security holders. On page 20 you state that the special committee has determined that the “merger, the merger agreement and other transactions contemplated by the merger agreement, are substantively and procedurally fair to and in the best interests of En Pointe and the non-continuing stockholders.” Please revise the entire proxy statement, including this disclosure, to provide the special committee’s fairness opinion with respect to the unaffiliated stockholders alone. We note that your directors and executive officers are affiliates of the company.

Response 17. The Company has revised the disclosure in Amendment No. 1 to Proxy on page 1 and throughout Amendment No. 1 to Proxy as necessary to clarify that (1) the term “non-continuing stockholders” means and includes (i) the unaffiliated stockholders of the Company and (ii) the affiliated stockholders of the Company (including its directors and executive officers) other than the continuing stockholders, and (2) the board of directors determined that the merger and the merger agreement are advisable and fair to and in the best interests of both the Company’s unaffiliated stockholders as well as its affiliated stockholders other than the continuing stockholders.

18.	We note the bullet point on page 21 that addresses your historical results of operations, financial condition, assets, liabilities, etc. Please explain what about each of these items supported the fairness determination.

Response 18. The Company has deleted from Amendment No. 1 to Proxy the bullet point on page 21 of the Proxy Statement in response to the Staff’s comment.

19.	We note your discussion of procedural safeguards on page 22 pursuant to Item 1014(b) of Regulation M-A. Although the advice and assistance provided by the independent legal and financial advisors appear to provide substantive safeguards to unaffiliated stockholders, it is unclear how the engagement of these advisors provided procedural safeguards. Please revise or advise.

Response 19. The Company has revised the disclosure in Amendment No. 1 to Proxy on page 21 to clarify that the advice and assistance of independent legal and financial advisors, as opposed to the mere retention of such advisors, provided substantive rather than procedural safeguards to the unaffiliated stockholders.

20.	Your disclosure suggests that your special committee did not fully consider certain factors listed in Instruction 1 to Item 1014 of Regulation M-A in determining whether the consideration offered in this transaction is fair. Please expand your disclosure to further explain why net book value and liquidation value are not indicative of the value of the company. You state the special committee’s belief that liquidation value would be less than going concern value, but you disclose that the special committee did not calculate a liquidation value, so the basis for this belief is unclear. Similarly, you state that the special committee believed that the company’s net book value is indicative of historical costs and performance, but it is not clear how this precludes a relevant comparison. Refer to Questions 20 and 21 of the interpretative release concerning Rule 13e-3, SEC Release 34-17719 (April 13, 1981).

Response 20. The Company has included additional disclosure in Amendment No. 1 to Proxy on pages 17 and 24 regarding the assessment of book and liquidation value in the context of valuing the Company.

21.	We note your statement that the special committee considered possible alternatives to a sale, including continuing to operate as a small independent public company, conducting a stock repurchase, or undertaking a recapitalization and the potential risk, rewards, and uncertainties associated with those alternatives. Please expand your disclosure to include the special committee’s discussion of those potential risks, rewards, and uncertainties and to provide the disclosure required with respect to alternative transactions. See Items 1013(b) and 1014(b) of Regulation M-A.

Response 21. The Company has revised the disclosure in Amendment No. 1 to Proxy on page 20 to include the special committee’s discussion of the potential risks, rewards and uncertainties associated with possible alternative transactions.

22.	We note your reference to “arm’s-length negotiations” between the parties on page 22. This disclosure is inconsistent in the context of a related party transaction and your reference should be removed.

Response 22. The Company has deleted from Amendment No. 1 to Proxy the reference to “arm’s-length negotiations” on page 22 of the Proxy Statement.

23.	If a filing party relied upon the analysis of another, or the financial advisor, that party must expressly adopt the conclusion and analyses of the other. A filing person cannot insulate itself from liability by relying upon the summary of a financial advisor’s analyses that, by their terms, do not comply with the specific disclosure requirements of Schedule 13E-3. In this regard, it appears that the special committee considered the fairness opinion of FMV Opinions, Inc. and the board made a determination based on the special committee’s recommendation. To the extent the special committee or the board relied on FMV Opinion Inc.’s analyses and did not perform its own, the special committee and the board must specifically adopt the analyses and conclusions of the financial advisor. Please revise. Alternatively, the special committee may adopt the financial advisor’s analyses and conclusions while the board may adopt the special committee’s analyses and conclusions.

Response 23. The Company has revised the disclosure in Amendment No. 1 to Proxy on pages 23 and 24 to indicate that the special committee has adopted the analyses and conclusions of its financial advisor, FMV Opinions, Inc., and that the Company’s board of directors has adopted the analysis and conclusions of the special committee.

Opinion of FMV Opinions, Inc., page 25
24.	The discussion of FMV Opinion, Inc.’s opinion contains disclosure that does not provide a meaningful summary of the analyses performed. Please revise each of the summaries so that they are written in clear, understandable language. Please avoid unnecessary financial terms that make the disclosure very difficult to understand. Explain in clear, concise, and understandable language what the financial advisor did and how the analysis and conclusion are relevant to stockholders and specifically to the consideration offered. Describe the purpose of each analysis and why particular multiples, rates, ratios were chosen for analysis. We note in particular that your disclosure does not address in other than the most general terms how the financial advisor determined to use a weighted average cost of capital ranging from 14% to 16% in performing the discounted cash flow analysis.

Response 24. The Company has amended the disclosures in this section of Amendment No. 1 to Proxy to revise each summary so that they are written in clear, understandable language and explain how the analysis and conclusion are relevant to stockholders and to the consideration offered. Additionally, changes have been made to describe the purpose of each analysis and why particular multiples, rate, and ratios were chosen for the analyses. The Company has also amended the disclosure in Amendment No. 1 to Proxy on page 35 to explain how FMV determined to use a weighted average cost of capital ranging from 14% to 16% in performing the discounted cash flow analysis.

25.	Please explain the difference between the analyses disclosed in pages 28-34 and those in pages 34-39. Are the latter subsets of the former?

Response 25. The Company has amended the disclosure in Amendment No. 1 to Proxy to explain the difference between the analyses disclosed in pages 27-37 and those in pages 37-45. The Company supplementally advises the Staff that the latter are subsets of the former.

26.	Please revise to disclose the data underlying the results described in this section. For example, disclose (i) the enterprise value, LTM EBITDA, consensus analyst forecasts of EBITDA in each Guideline Public Companies Method, including En Pointe, (ii) the data from each transaction that resulted in the multiple disclosed on page 31 with respect to each Industry Acquisitions Method, and (iii) for each analysis, show how the information from the analysis resulted in the multiples/values disclosed.

Response 26. The Company has amended the disclosures in Amendment No. 1 to Proxy beginning on pages 29, 33 and 36 to disclose the data underlying the results described in each of the valuation methods.

27.	We note that your financial advisor considered three different valuation methods in providing its fairness opinion. Please revise your disclosure to explain the assumptions made under each method. For example, disclose the basis for choosing the companies or transactions that are part of the comparison in the Guideline Public Companies Method and the Industry Acquisition Method. Also, explain how the Discounted Cash Flow Method supports the fairness opinion, as it appears that the merger consideration of $2.50 is outside the $2.66 to $3.02 range of the indicative per share value calculated by this method. As two final examples, you should:
•	disclose why the financial advisor selected ranges for the Industry Acquisitions Method that were not only below the median, but below the lowest value arrived at in that survey; and

•	disclose how the financial advisor determined that the latest available selected ranges for Enterprise Value/EBITDA and Enterprise Value/Revenue in the Industry Acquisitions Method were “not meaningful.”
Response 27. The Company has amended the disclosures in Amendment No. 1 to Proxy beginning on pages 29, 33 and 36 to explain the assumptions made under each method and changes have been made in Amendment No. 1 to Proxy on page 45 to explain why FMV determined the $2.50 merger consideration to be fair although it is outside the range of the indicative per share value calculated by the Discounted Cash Flow Method. Additionally, the Company has amended the disclosure in

Amendment No. 1 to Proxy on page 32 to disclose why FMV selected ranges for the Industry Acquisitions Method that were below the lowest value arrived at in that survey. Finally, the Company has amended the disclosure in Amendment No. 1 to Proxy on page 32 to disclose why FMV determined that the latest available selected ranges for Enterprise Value/EBITDA and Enterprise Value/Revenue in the Industry Acquisition Method were not applicable in its analysis.

28.	Please address, here and throughout the proxy statement as necessary, how any filing person relying on the financial advisor’s opinion was able to reach the fairness determination as to unaffiliated security holders given that the financial advisor’s fairness opinion addressed fairness with respect to security holders other than the continuing stockholders instead of all of the unaffiliated security holders.

Response 28. As discussed in the response to SEC comment number 17 above, the Company has revised the disclosure in Amendment No. 1 to Proxy on page 1 and throughout Amendment No. 1 to Proxy as necessary to clarify that (1) the term “non-continuing stockholders” means and includes (i) the unaffiliated stockholders of the Company and (ii) the affiliated stockholders of the Company (including its directors and executive officers) other than the continuing stockholders, and (2) the board of directors determined that the merger and the merger agreement are advisable and fair to and in the best interests of both the Company’s unaffiliated stockholders as well as its affiliated stockholders other than the continuing stockholders. The Company has also revised the disclosure in Amendment No. 1 to Proxy on page 24 to explain that the special committee was able to reach the fairness determination as to unaffiliated stockholders while relying on the fairness opinion of FMV opinions, Inc. because the special committee determined that the merger consideration payable to the affiliated stockholders other than Parent and its affiliates covered by the fairness opinion was identical to the merger consideration payable to the unaffiliated stockholders.
Position of the Continuing Stockholders as to the Fairness of the Merger. Page 40
29.	You appear to state that the continuing stockholders adopted the findings and conclusions of the board as it relates to the procedural fairness of the transaction. Please state clearly whether the continuing stockholders have adopted the analyses and conclusions of the board relating to both the procedural fairness and substantive fairness of the transaction to unaffiliated stockholders.

Response 29. The Company has revised the disclosure in Amendment No. 1 to Proxy on pages 47 and and 48 to provide that the continuing stockholders have adopted the analyses and conclusions of the board relating to both the procedural fairness and substantive fairness of the transaction to unaffiliated stockholders.

30.	Please provide the disclosure required by Item 1015(b)(2)-(6) of Regulation M-A with respect to Janney Montgomery.

Response 30. The Company has revised the disclosure in Amendment No. 1 to Proxy beginning on page 50 to provide the information required by Item 1015(b)(2)-(6) of Regulation M-A with respect to Janney Montgomery.

Effects of the Merger, page 43
31.	You state that the “directors of Merger Sub will become directors of the surviving corporation and the current officers of En Pointe will become the officers of the surviving corporation.” Please clarify to explain that Mr. Din is the sole director and executive officer of Merger Sub as you disclose on page 90. Disclose whether the compensation to be received by your officers and directors will increase as a result of this transaction and whether there will be any material alterations to the existing executive employment agreements. Also disclose whether there are any change-of-control provisions in the employment agreements of the executive directors that would be triggered by the transaction.

Response 31. The Company has revised the disclosure in Amendment No. 1 to Proxy on page 56 to indicate that Mr. Din is the sole director and executive officer of Merger Sub. The Company has also revised the disclosure in Amendment No. 1 to Proxy on page 56 to disclose that (1) other than with respect to Mr. Din, the compensation of the Company’s officers and directors is not expected to materially increase, and there are not expected be an material alterations to existing employment agreements, as a result of the transaction, and (2) there are not any change of control provisions in the employment agreements of the executive directors that would be triggered by the transaction.
Financing of the Merger, page 47
32.	Please provide an update with respect to the GE Capital commitment letter, which we note expires on April 30, 2009.

Response 32. The Company has revised the disclosure in Amendment No. 1 to Proxy on page 59 to indicate that the GE Capital commitment letter expired by its terms on April 30, 2009, and that Parent and Merger Sub believe, based on informal indications from GE Capital, that the GE Capital commitment letter will be extended through May 30, 2009

Projected Financial Information, page 53
33.	We note your disclosure on page 14 that FMV Opinions received revised projections. Please revise your disclosure to include all projections given to FMV Opinions and explain the differences between each set of projections.

Response 33. The Company has revised the disclosure in Amendment No. 1 to Proxy on page 65 to include all projections given to FMV by the Company and to explain the differences between each set of projections.
Solicitation of Proxies, page 62
34.	We note that proxy solicitation may occur by personal interview, mail, email, telephone, facsimile, or other means of communication. Please tell us if you plan to solicit proxies via the Internet. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or in person, must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c).

Response 34. The Company supplementally advises the Staff that its proxy solicitor, the Altman Group, intends to solicit proxies via the Internet. The Company acknowledges the Staff’s advisement regarding the filing of all written soliciting materials under the cover of Schedule 14A.
Estimated Fees and Expenses of the Merger, page 57
35.	Please provide a reasonably itemized statement of the $400,000 in expenses incurred by Parent and Merger Sub in connection with the transaction, of which En Pointe Technologies has agreed to pay $150,000 under the merger agreement.

Response 35. The Company has revised the disclosure in Amendment No. 1 to Proxy on page 69 to provide an itemization of the expenses expected to be incurred by Parent and Merger Sub in connection with the transaction.
The Merger Agreement, page 64
36.	We note your disclosure on page 64 that the merger agreement “is not intended to provide any other factual information” about you or the other parties to the merger agreement. To the extent the disclosure in the merger agreement has changed or is no longer accurate, you have an obligation to revise your public disclosure. Please revise as appropriate. This comment also applies to similar language contained in the Form 8-K you filed on March 17, 2009.

Response 36. The Company acknowledges the Staff’s comment regarding the Company’s obligation to revise its public disclosure as necessary. The Company supplementally advises the Staff that it believes that there is no need to revise previously filed disclosure regarding the merger contained in the Proxy Statement agreement at this time. The Company has revised the disclosure in Amendment No. 1 to Proxy on page 76 to remove the statement that the merger agreement “is not intended to provide any other factual information.” The Company has also revised similar disclosure in its Amendment No. 1 to Current Report on Form 8-K (originally filed March 17, 2009).

Important Information Regarding En Pointe, page 83
Summary Financial Information, page 85
37.	It appears that you have not disclosed the ratio of earnings to fixed charges as required by Item 1010(c)(4) of Regulation M-A. Further, tell us why you have not provided pro forma information pursuant to Item 1010(b) of Regulation M-A.

Response 37. The Company supplementally advises the Staff that, as a “smaller reporting company” as defined by Rule 12b-2 of the Exchange Act, it does not believe that disclosure of the ratio of earnings to fixed charges set forth in Item 1010(c)(4) of Regulation M-A is required since Item 503(e) of Regulation S-K specifically excludes smaller reporting companies from such disclosure requirements. Additionally, the Company supplementally advises the Staff that it has not provided pro forma information pursuant to Item 1010(b) of Regulation M-A with the belief that such information would not be deemed to be material within the meaning of the Regulation.
Directors and Executive Officers of En Pointe, page 83
38.	Please provide all of the biographical information required under Item 1003(c)(2) of Regulation M-A. For example, the biography of Attiazaz (“Bob”) Din does not appear to include his positions with Din Global Corp. and ENP Acquisition, Inc. As a further example, you disclosed in the Form 10-K/A filed on January 28, 2009 that Naureen Din was a director of Dominguez Channel, LLC, but this information does not appear in the proxy statement.

Response 38. The Company has revised the disclosure in Amendment No. 1 to Proxy on page 96 to indicate Mr. Din’s positions with Din Global Corp. and ENP Acquisition, Inc. The Company respectfully advises the Staff that, as indicated in the Form 10-K/A filed on January 28, 2009, Naureen Din is an equity holder of Dominguez Channel, LLC, and is not a director and does not hold any other management or officer position with such entity.
Important Information Regarding Parent, Merger Sub and the Other Continuing Stockholders, page 90
39.	Please provide all the biographical information required under Item 1003(c)(1) of Regulation M-A regarding two filing persons, Mediha Din and Ali Din. Include the name and address of employment and the start and end dates of each position for the past five years.

Response 39. The Company has revised the disclosure in Amendment No. 1 to Proxy on page 102 to provide the name and address of employment and the start and end dates of each position for the past five years for each of Mediha Din and Ali Din. The Company has also revised the disclosure in Amendment No. 1 to Proxy on page 102 to provide information regarding the trusts that hold shares of Company common stock for the benefit of Mediha Din and Ali Din.
Form of Proxy
40.	Please consider including the amount of consideration to be received by non-continuing stockholders in Item 1 of the proxy card.

Response 40. The Company has revised the disclosure in Item 1 of the proxy card to include the amount of consideration to be received by non-continuing stockholders in the transaction.

Form 10-K for the Fiscal Year Ended September 30, 2008
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Cash Flows from Operating Activities, page 23
41.	We note you indicate that the decrease in your accounts receivable during fiscal 2008 was caused by a large decrease in the number of days’ sales outstanding. Please clarify for us how a decrease in DSOs caused a decrease in your accounts receivable. Additionally, please tell us in reasonable detail why your DSOs decreased by such a large amount during fiscal 2008 and describe to us the specific impact the sale of the services business had on your accounts receivable and DSOs at September 30, 2008.

Response 41. The Company supplementally advises the Staff that it was not a decrease in DSOs that caused a decrease in accounts receivable but rather a decrease in accounts receivable that caused a decrease in DSOs, as described in more detail below. As noted in the Company’s Form 10-K for fiscal year ended September 30, 2007, an usually large government sale was consummated at the very end of fiscal year 2007 for $15.0 million. In addition, the fiscal year 2008 results exclude $5.6 million in accounts receivable related to the Company’s service business that was sold effective July 1, 2008. Those two factors were primarily responsible for the decrease in the accounts receivable caused the large reduction in the DSO.

	9/30/08	9/30/07

Account receivables	35,448	61,391
Less: Large government AR on 9/30/07 per 10-K comment		-15,000
Add: AR for services business sold and no longer reported	5,578

Adjusted and normalized AR	41,026	46,391

Sales	300,462	347,126
Add: Sales for services business sold and no longer reported	10,016

	310,478	347,126

Sales per day in a 365 day year	851	951
DSO on adjusted and normalized AR	48	49

Item 9A(T). Controls and Procedures
Management’s Report on Internal Control Over Financial Reporting, page 25
42.	We note that management has not completed its assessment of internal control over financial reporting as of September 30, 2008. Since you filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting. We ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal, control over financial reporting. In completing your evaluation, you may find the following documents helpful;
•	the Commission’s release Amendments to Rules Regarding Management’s Report on Internal Control Over Financial Reporting (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at:

http://www.sec.gov/rules/final/2007/33-8809.pdf;

•	the Commission’s release Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

•	the “Sarbanes-Oxley Section 404 — A Guide for Small Business” brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).
Response 42. The Company supplementally advises the Staff that management has considered and incorporated all of the guidance materials that the Commission has recommended. The Company has revised the disclosure in Item 9A(T) of its Amendment No. 2 to Annual Report on Form 10-K for the Fiscal Year Ended September 30, 2008 to note the completion of its assessment of internal control over financial reporting as of September 30, 2008. Within such disclosure, the Company has also noted the hiring of third party resources which management has considered subject matter experts, which we have been notified by them, this annual assessment has incorporated all three suggested guidance materials, including COSO’s 2006 Guidance entitled “Internal Control Over Financial Reporting — Guidance for Smaller Public Companies”.

43.	Please consider whether management’s failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

Response 43. The Company supplementally advises the Staff that management has considered the impact of not completing its annual assessment of its internal controls over financial reporting on its conclusions regarding the effectiveness of its disclosure controls and procedures as of September 30, 2008. As a result, the Company has revised its disclosures in Item 9A(T) of its Amendment No. 2 to Annual Report on Form 10-K for the Fiscal Year Ended September 30, 2008 to state it did not maintain effective disclosure controls as of September 30, 2008 as a result of its failure to complete its assessment of its internal control over financial reporting.

44.	Additionally, we note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K. Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

Response 44. The Company has filed revised Principal Executive Officer and Principal Financial Officer certifications addressing the Staff’s comments in connection with the filing of its Amendment No. 2 to Annual Report on Form 10-K for the Fiscal Year Ended September 30, 2008.

45.	Finally, please note that the failure to complete management’s assessment adversely affects the company’s and its stockholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response 45. The Company acknowledges the Staff’s comment regarding the implications of the Company’s failure to timely complete management’s assessment of its internal controls. The Company supplementally advises the Staff that its management has completed its assessment and the Company has filed such report in its Amendment No. 2 to Annual Report on Form 10-K for the Fiscal Year Ended September 30, 2008.
Consolidated Financial Statements
Notes to Consolidated Financial Statements
4 Other Income — Gain on Sale of Service Business, page F-15
46.	Your Form 8-K filed July 15, 2008 indicates that your receipt of the cash and shares delivered by Allied Digital Services into escrow is contingent on EPGS reaching a targeted revenue amount for the 12 month period ending June 30, 2009. In light of this contingency, please clarify for us why the value of the escrowed ADSL shares was considered in calculating the gain on sale of EPGS. As part of your response, tell us whether any EPGS assets or liabilities were transferred to ADSL at the closing date and, if so, how such transfer impacted your calculation of the gain.

Response 46. The Company supplementally advises the Staff that the contingency referenced in its Form 8-K filed July 15, 2008 was the need for EPGS to obtain $30 million in service sales within a one year period ending June 30, 2009. Based on the Company’s achievement of approximately $40 million in service sales on an annualized basis for nine months prior to the date of the transaction with ADSL, and EPGS’ achievement of service sales of approximately $16.8 million during the first five months following the closing of the transaction with ADSL (which on an annualized basis would exceed $40 million for the period ended June 30, 2009), the contingency was not regarded as a reasonable hindrance that would preclude the recognition of the gain on the sale of the service business. The Company’s conclusion was subsequently validated when the $30 million target was achieved in the March 2009 quarter and the ADSL stock was released to the Company. The Company did, however, reserve reporting $2 million in gain related to a cash payment that was delayed and finally received in the March 2009 quarter. The Company supplementally advises the Staff that no EPGS assets or liabilities were transferred to ADSL.

Exhibits
47.	You state on page 10 that your products and services purchased from the top five suppliers in fiscal year 2008, 2007, and 2006 account for 67%, 57% and 67% of your aggregate purchases. You also state on page F-12 that your purchases from the company’s three largest vendors during the years ended September 30, 2008, 2007, and 2006, comprised, 57%, 49%, and 51%, respectively, of its total purchases of product. It appears that you may be substantially dependent upon these suppliers and vendors. Please tell us why you have not filed any supplier or vendor agreements under Item 601(b)(10) of Regulation S-K.

Response 47. The Company supplementally advises the Staff that the Company does not believe that it is substantially dependent on any of the these suppliers and vendors because it believes that it has reasonable alternative sources for the products and services provided by its existing suppliers and vendors. Although the Company has entered into agreements with some of these suppliers and vendors, the Company believes that these agreements are immaterial in that each such agreement has no more than a one year term and is cancellable at either party’s election for any reason and without penalty upon 30 days’ prior notice. The Company conducts business on a purchase order basis with its other significant suppliers and vendors.

48.	Please tell us why you have not filed the 1996 Stock Incentive Plan pursuant to Item 601(b)(10)(iii) of Regulation S-K. We note that the plan expired in 2006 but that there are still over 1 million shares in the 1996 Stock Incentive Plan to be issued upon the exercise of outstanding options, warrants, and rights as of September 30, 2008. Please advice.

Response 48. The Company has revised the exhibit index to its Amendment No. 2 to Annual Report on Form 10-K for the Fiscal Year Ended September 30, 2008 to reference the previously filed 1996 Stock Incentive Plan.
Amendment No. 1 to Form 10-K for the Fiscal Year Ended September 30, 2008
Item 11. Executive Compensation, page 5
Compensation Discussion and Analysis, page 5
49.	Please provide a narrative description of the material factors necessary to understand the information disclosed in the summary compensation table. We note that you provide some of this information in the Compensation Discussion and Analysis section, but do not disclose the material terms of the non-equity incentive award. You state that bonus incentives of 100% for the June quarter and 145% for the September quarter were paid out for reaching minimum profitability ranges. Please disclose the target bonuses for each executive officer and tell us why you have not disclosed the profitability ranges upon which the bonuses were awarded.

Response 49. The Company has revised the disclosure on page 42 of its Amendment No. 2 to Annual Report on Form 10-K for the Fiscal Year Ended September 30, 2008 to provide additional narrative description of the material factors necessary to understand the information in the summary compensation table, including a description of the material terms of the non-equity incentive awards as well as disclosure of the target bonuses for each executive officer and the profitability ranges upon which such bonuses were awarded.

50.	Disclose any material change of control provisions in the employment agreements with Javed Latif and Robert Mercer.

Response 50. The Company supplementally confirms to the Staff that neither of the employment agreements with Mr. Latif or Mr. Mercer contain any material change of control provisions. The Company has revised the disclosure on page 46 to Amendment No. 2 to Annual Report on Form 10-K for the Fiscal Year Ended September 30, 2008 to clarify such information.
Form 10-0 for Fiscal Quarter Ended December 31, 2008
Condensed Consolidated Statements of Cash Flow
51.	We note your condensed consolidated statements of cash flows end with the total increase in cash for the periods presented. Please tell us how you have considered the requirements of paragraph 26 of SFAS 95.

Response 51. The Company supplementally advises the Staff that it has considered the requirements of paragraph 26 of SFAS 95, however, it believes that since the financial statements presented are “condensed” and therefore do not present all of the required disclosures, the express reconciliation of the beginning and ending cash balances is unnecessary. The Company further notes that the information required by paragraph 26 of SFAS 95 is provided in annual cash flow and the reader can obtain the beginning cash flow from both the annual and the December 2008 balance sheet.